January 27, 2025

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
C601, Gazelle Valley, No.69 Jinye Road
Xi   an Hi-tech Zone, Xi   an, China

       Re: Bon Natural Life Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 16, 2025
           File No. 333-283333
Dear Yongwei Hu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 1 and amended disclosure stating you are now offering Ordinary Units. Please revise the cover page caption to clarify that you are registering up to 15,000,000 Class A Ordinary Shares, including the shares underlying the Pre-Funded Warrants and Series A and B Warrants, as some of the
       Ordinary Shares are not dependent on exercising the Warrants.
2. We note your disclosure that your "offering may be extended by written agreement of the Company and the placement agent." Please revise to provide a certain date your offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K. January 27, 2025
Page 2

       Please contact Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Cassi Olson, Esq.